UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Andeavor Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

03350F106

(CUSIP Number)

Molly R. Benson

Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

539 South Main Street

Findlay, Ohio 45840-3229

419-422-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 03350F106

1	Names of reporting persons. Andeavor LLC (as successor by merger to Andeavor) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 38-4084986
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]

11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[2]
14	Type of reporting person OO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in Andeavor Logistics LP (the “Issuer”).
2.

Based upon approximately 245,472,743 common units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of September 30, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 88,624,852[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 88,624,852[1]

11	Aggregate amount beneficially owned by each reporting person 88,624,852[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.1%[2]
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of September 30, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 20-3472415
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]

11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[1]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of September 30, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Giant Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0642718
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]

11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of September 30, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining Southwest, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0218157
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]

11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of September 30, 2018, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 15 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Andeavor (f/k/a Tesoro Corporation, “Andeavor”), Tesoro Refining & Marketing Company LLC, Tesoro Alaska Company LLC and Tesoro Logistics GP, LLC (the “General Partner”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016, September 22, 2016, April 17, 2017, July 21, 2017, August 9, 2017, August 14, 2017, November 1, 2017, November 13, 2017 and August 10, 2018 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and supplemented as follows:

This Schedule 13D is being filed by Andeavor LLC (as successor in interest to Andeavor), the General Partner and

(i)	Western Refining, Inc., a Delaware corporation (“Western”);

(ii)	Giant Industries, Inc., a Delaware corporation (“Giant”); and

(iii)	Western Refining Southwest, Inc., an Arizona corporation (“WRSW” and, together with Andeavor LLC, the General Partner, Western, Giant and WRSW, the “Reporting Persons”).

On October 1, 2018, pursuant to the transaction described in Item 4 below, Andeavor merged with and into Andeavor LLC, with Andeavor LLC surviving the merger as a wholly owned subsidiary of MPC (as defined below) and as successor in interest to Andeavor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(c) The principal business of:

(i)	Western is to hold equity interests in Giant and other entities;

(ii)	Giant is to hold equity interests in WRSW; and

(iii)	WRSW is the refining and marketing of refined products and the operation of retail convenience stores.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information concerning the executive officers of Andeavor LLC (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule A attached hereto, which amends and supplements, as to the information required by subparagraphs (a), (b), (c) and (f) of this Item, the information contained in Schedule A of the Initial Statement, and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule A as an executive officer of Andeavor LLC has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented as follows:

The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On October 1, 2018 (the “Closing Date”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2018, by and among Andeavor, Marathon Petroleum Corporation (“MPC”), Mahi Inc. (“Merger Sub 1”) and Andeavor LLC (f/k/a Mahi LLC, “Andeavor LLC”), (1) Merger Sub 1 merged with and into Andeavor (the “First Merger”), with Andeavor surviving the First Merger as a wholly-owned subsidiary of MPC and (2) the surviving entity of the First Merger merged with and into Andeavor LLC (the “Second Merger” and together with the First Merger, the “Merger”), with Andeavor LLC surviving the Second Merger as a wholly-owned subsidiary of MPC.

Under the terms of the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.16 2/3 per share, of Andeavor (each, a “Company Share”) issued and outstanding immediately prior to the effective time of the Merger was converted into, and became exchangeable for either (i) $152.27 or (ii) 1.87 of a share of common stock, par value $0.01 per share, of MPC.

As a result of the Merger, MPC, as the ultimate beneficial owner of the Reporting Persons’ interests in the Issuer will file a Schedule 13D in respect of its ownership interest in the Issuer on behalf of itself and its applicable subsidiaries. The Reporting Persons will cease to file amendments to the Initial Statement as of the date hereof.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto, Amendment No. 1 to the Merger Agreement, a copy of which is filed as Exhibit 2 hereto, and Amendment No. 2 to the Merger Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and supplemented by adding the following:

(a) – (b) The aggregate number and percentage of shares of Common Units that may be beneficially owned by the Reporting Persons (on the basis of a total of 245,472,743 Common Units issued and outstanding as of September 30, 2018) are as follows:

Andeavor LLC (as successor by merger to Andeavor)

(a)	Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

Tesoro Logistics GP, LLC

(a)	Amount beneficially owned: 88,624,852 Common Units

Percentage: 36.1%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 88,624,852 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 88,624,852 Common Units

Western Refining, Inc.

(a)	Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

Giant Industries, Inc.

(a)	Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

Western Refining Southwest, Inc.

(a)	Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

(c) The information provided or incorporated by reference in Item 4 is incorporated herein by reference. As a result of the Merger, Andeavor ceased to exist and Andeavor LLC, as successor by merger to Andeavor, is a wholly-owned subsidiary of MPC. MPC, as the ultimate beneficial owner of the Reporting Persons’ interests in the Issuer will file a Schedule 13D in respect of its ownership interest in the Issuer on behalf of itself and its applicable subsidiaries. The Reporting Persons will cease to file amendments to the Initial Statement as of the date hereof.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons other than, pursuant to the Merger, MPC and its subsidiaries.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

1.	Agreement and Plan of Merger, dated as of April 29, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc. and Mahi LLC (n/k/a Andeavor LLC) (filed as Exhibit 2.1 to Marathon Petroleum Corporation’s Current Report on Form 8-K, filed April 30, 2018 (file no. 001-35054) and incorporated herein by reference).

2.	Amendment to Agreement and Plan of Merger, dated as of July 3, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc. and Mahi LLC (n/k/a Andeavor LLC) (filed as Exhibit 2.2 to Amendment No. 1 to Marathon Petroleum Corporation’s Registration Statement on Form S-4, filed July 5, 2018 (file no. 001-35054) and incorporated herein by reference).

3.	Second Amendment to Agreement and Plan of Merger, dated as of September 18, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc. and Mahi LLC (n/k/a Andeavor LLC) (filed as Exhibit 2.1 to Marathon Petroleum Corporation’s Current Report on Form 8-K, filed September 18, 2018 (file no. 001-35054) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2018

ANDEAVOR LLC
(successor in interest to Andeavor)

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President and Secretary

TESORO LOGISTICS GP, LLC

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

WESTERN REFINING, INC.

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President and Secretary

GIANT INDUSTRIES, INC.

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President and Secretary

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President and Secretary

*

Effective as of October 1, 2018, pursuant to an Agreement and Plan of Merger dated as of April 29, 2018 and amended on July 3, 2018 and September 18, 2018 by and among Andeavor, Marathon Petroleum Corporation (“MPC”), Mahi Inc. and Andeavor LLC (f/k/a Mahi LLC), following the merger of Mahi Inc. with and into Andeavor, Andeavor subsequently merged with and into Andeavor LLC, with Andeavor LLC surviving the merger as a wholly owned subsidiary of MPC.

SCHEDULE A

EXECUTIVE OFFICERS OF ANDEAVOR LLC

Andeavor LLC is managed by its member, Marathon Petroleum Corporation. The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer of Andeavor LLC is set forth below. The business address for the member and each executive officer is c/o Andeavor LLC, 539 S. Main Street, Findlay, Ohio, United States. Each executive officer is a citizen of the United States.

Executive Officers of Andeavor LLC:

Name	Position at Andeavor LLC	Units Held
Donald C. Templin	President	0
Molly R. Benson	Secretary	0
Tom Kaczynski	Treasurer	0
John J. Quaid	Controller	0